UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-15366

Alliance Financial Corporation

(Exact name of registrant as specified in its charter)

120 Madison Street, Syracuse, New York 13202

(315) 475-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, NBT Bancorp Inc., as the successor to Alliance Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NBT BANCORP INC.

(as successor by merger to Alliance Financial Corporation)

Date: March 18, 2013	By:	/s/ F. Sheldon Prentice
Name: F. Sheldon Prentice
Title: Executive Vice President, General Counsel and Corporate Secretary